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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                   FORM T-1

                        STATEMENT OF ELIGIBILITY UNDER
                     THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE
              Check if an Application to Determine Eligibility of
                    a Trustee Pursuant to Section 305(b)(2)
            -------------------------------------------------------

                        U.S. BANK NATIONAL ASSOCIATION
              (Exact name of Trustee as specified in its charter)

                                  31-0841368
                      I.R.S. Employer Identification No.

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           60 Livingston Avenue
            St.Paul, Minnesota                               55107
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   (Address of principal executive offices)              (Zip Code)
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                               Shannon M. Rantz
                        U.S. Bank National Association
                             60 Livingston Avenue
                              St. Paul, MN 55107
                                (651) 495-3850
           (Name, address and telephone number of agent for service)

                     Wachovia Auto Loan Owner Trust 2007-1
                    (Issuer with respect to the Securities)
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
                               North Carolina                                                    20-5720771
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       (State or other jurisdiction of incorporation or organization)               (I.R.S. Employer Identification No.)
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               c/o Wilmington Trust Company, as Owner Trustee
                  Attention: Corporate Trust Administration
                             Rodney Square North                                                 19890-1605
                          1100 North Market Square
                            Wilmington, Delaware
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                  (Address of Principal Executive Offices)                                       (Zip Code)
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

                     WACHOVIA AUTO LOAN OWNER TRUST 2007-1
                              ASSET BACKED NOTES
                      (Title of the Indenture Securities)

                                   FORM T-1

Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

          a) Name and address of each examining or supervising authority to which it is subject.
                       Comptroller of the Currency
                       Washington, D.C.

          b)   Whether it is authorized to exercise corporate trust powers.
                       Yes

Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
              None

Items 3-15    Items 3-15 are not applicable because to the best of the
              Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

             1.  A copy of the Articles of Association of the Trustee.*

             2. A copy of the certificate of authority of the Trustee to commence business.*

             3. A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

             4.  A copy of the existing bylaws of the Trustee.*

             5.  A copy of each Indenture referred to in Item 4. Not applicable.

             6. The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

             7. Report of Condition of the Trustee as of December 31, 2006 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.



    * Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 30th of May, 2007.


                                 By:   /s/ Shannon M. Rantz
                                       -----------------------------------
                                       Shannon M. Rantz
                                       Vice President




By:      /s/ Samil Sengil
         ---------------------------
         Samil Sengil
         Trust Officer

                                   Exhibit 6

                                    CONSENT


         In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


Dated:  May 30, 2007


                                            By: /s/ Shannon M. Rantz
                                                ------------------------------
                                                Shannon M. Rantz
                                                Vice President




By:      /s/ Samil Sengil
         -----------------------------------
         Samil Sengil
         Trust Officer

                                   Exhibit 7
                        U.S. Bank National Association
                       Statement of Financial Condition
                               As of 12/31/2006

                                   ($000's)

                                                                12/31/2006
                                                           ------------------
Assets
     Cash and Due  From Depository Institutions                 $8,644,951
     Securities                                                 39,699,269
     Federal Funds                                               3,512,083
     Loans & Lease Financing Receivables                       141,159,825
     Fixed Assets                                                2,300,043
     Intangible Assets                                          12,048,875
     Other Assets                                               10,437,280
                                                           ------------------
     Total Assets                                             $217,802,326

Liabilities
     Deposits                                                 $135,903,121
     Fed Funds                                                  12,316,778
     Treasury Demand Notes                                               0
     Trading Liabilities                                           139,984
     Other Borrowed Money                                       33,217,524
     Acceptances                                                         0
     Subordinated Notes and Debentures                           7,384,026
     Other Liabilities                                           6,677,926
                                                           ------------------
     Total Liabilities                                        $195,639,359

Equity
     Minority Interest in Subsidiaries                          $1,544,842
     Common and Preferred Stock                                     18,200
     Surplus                                                    11,976,937
     Undivided Profits                                           8,622,988
                                                           ------------------
         Total Equity Capital                                  $22,162,967

Total Liabilities and Equity Capital                          $217,802,326


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To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association


By:      /s/ Shannon M. Rantz
         --------------------------------
         Vice President

Date:  May 30, 2007



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